U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                 FOR FORM 10-QSB

          For Period Ended                       Commission File No. 0-9261
          December 31, 2002                         CUSIP No. 492545 10 8

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                              KESTREL ENERGY, INC.
                            (Full Name of Registrant)

                           999 18th Street, Suite 2490
                             Denver, Colorado 80202
                     (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-KSB, 20-F, 11- K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In 2001, responsibility for the day to day maintaining of the Company's accounting records relating to its oil and gas properties was transferred to an outside accounting service to reduce the burden on the Company's limited staff and resources. In October 2002, anticipating cost savings from newly acquired accounting software, the Company reassumed this responsibility. Because of delays resulting from the transition back to in-house maintenance of these records, the Company has been unable to complete its internal review and compilation of the financial information to be included in the Form 10-QSB without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Barry D. Lasker   (303) 295-0344

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X]  Yes          [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [  ]  Yes         [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                              Kestrel Energy, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  February 18, 2003                        By: /s/Barry D. Lasker
                                                   ---------------------------
                                                    Barry D. Lasker, President